Exhibit 3.9

AMENDMENT NO. 3 TO SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
CUBESMART, L.P.

THIS AMENDMENT NO. 3 dated as of March 15, 2017 (the “Amendment”) amends the Second Amended and Restated Agreement of Limited Partnership Agreement (as amended to date, the “Partnership Agreement”) of CUBESMART, L.P., a Delaware limited partnership (the “Partnership”).  Capitalized terms used herein but not defined herein shall have the meanings given to such terms in the Partnership Agreement.

BACKGROUND

A.    Pursuant to the Partnership Agreement, CubeSmart, a Maryland real estate investment trust (the “General Partner”), as the sole general partner of the Partnership, has the power and authority to issue additional Partnership Interests in one or more existing or newly created classes of Partnership Interest to persons on such terms and conditions as the General Partner may deem appropriate.

B.    The General Partner, pursuant to the exercise of such power and authority and in accordance with the Partnership Agreement, has determined to execute this Amendment to create and establish a new class of Partnership Interest designated as the “Class C Units.”

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.     The Partnership Agreement is hereby amended to create and establish the Class C Units having the designation, rights and privileges, and being subject to the limitations and restrictions, set forth below.

(a)           Designation and Stated Values of Class C Units.

(i)            A class of Partnership Interest designated as “Class C Units” is hereby established.  The stated value of each Class C Unit (the “Stated Value”) shall be established by the General Partner in connection with the issuance from time to time of Class C Units (and the Stated Value may vary among Class C Units).  There is no limit on the number of Class C Units that may be issued from time to time; provided, however, that absent an additional amendment to the Partnership Agreement, the aggregate of the Stated Values of all Class C Units issued from time to time may not exceed $100 million.

(b)           Rank.  Class C Units shall, with respect to distributions, rank on a parity with the Class A Units.  No Class C Unit shall be entitled to a distribution in preference to any other Class C Unit or to any Class A Unit, including in liquidation.

(c)           Distributions.

(i)            The Distribution Period for each Class C Unit will be the Distribution Period for each Class A Unit, subject to pro ration (using the same methodology applicable to Class B Units) for the number of days within the Distribution Period when the Class C Unit was outstanding.  The dollar amount of Available Cash to be distributed to the holder of a Class C Unit with respect to a Distribution Period (the “Per Period Class C Distribution Amount”) during which the Class C Unit has been outstanding at all times shall equal the quotient obtained by dividing the Class C Annual Amount (defined below) for such Class C Unit by the number of days in the Distribution Period.  The “Class C Annual Amount” for any given Class C Unit will equal the dollar amount established by the General Partner for such Class C Unit at the time the General Partner authorizes the issuance of such Class C Unit.  The Class C Annual Amount for any given Class C Unit may be expressed as a stated dollar amount or as a percentage of a stated dollar amount.  The Class C Annual Amount may vary among Class C Units.

(ii)           In the event that a distribution of one hundred percent of the Per Period Class C Distribution Amount on all outstanding Class C Units for any given Distribution Period would, after taking into account the amount of Available Cash to be distributed to other classes of Partnership Units then outstanding (whether on account of preferential entitlements or otherwise), result in the amount of the Class A Share and Class B Share for such Distribution Period being insufficient for the Partnership to be able to distribute to each Class A Unit that has been outstanding during the entire Distribution Period an amount at least equal to the weighted average of the Per Period Class C Distribution Amounts on Class C Units that have been outstanding at all times during such Distribution Period (if the General Partner were to elect to make such a distribution on Class A Units), then the Per Period Class C Distribution Amount in respect of each Class C Unit shall be reduced proportionately such that, after giving effect to such reduction, one hundred percent of the Per Period Class C Distribution Amount for any given Distribution Period would not, after taking into account the amount of Available Cash to be distributed to other classes of Partnership Units then outstanding (whether on account of preferential entitlements or otherwise), result in the amount of the Class A Share and Class B Share for such Distribution Period being insufficient for the Partnership to distribute to each Class A Unit that has been outstanding during the entire Distribution Period an amount at least equal to the weighted average of the Per Period Class C Distribution Amounts on Class C Units that have been outstanding at all times during such Distribution Period.  This Section 1(c)(ii) does not obligate the General Partner to distribute Available Cash to any class of Partnership Interest.

(iii)          Upon a Liquidating Event, each Class C Unit shall be entitled to receive distributions as set forth in Section 13.2 of the Partnership Agreement.

(d)           Redemption Generally.

(i)            Subject to any restrictions, conditions and requirements imposed or established by the General Partner in connection with the issuance of Class C Units from time to time, each holder of a Class C Unit will have the same Redemption Right as the holder of a Class A Unit, subject to the same terms, conditions and restrictions; provided, however, that the “Redemption Amount” (and corresponding Cash Amount and Shares Amount) for a Class C Unit shall not be those applicable to Class A Units.  Instead, the Redemption Amount (and corresponding Cash Amount and Shares Amount) for a Class C Unit shall be as follows:

(ii)           The Cash Amount for any given Class C Unit (the “Class C Unit Cash Amount”) will equal the dollar amount established by the General Partner for such Class C Unit at the time the General Partner authorizes the issuance of the Class C Unit.  The Class C Unit Cash Amount of any given Class C Unit may be different than the Class C Unit Cash Amount of any other Class C Unit.

(iii)          The Shares Amount for any given Class C Unit (the “Class C Unit Shares Amount”) shall mean a number of Shares equal to the quotient of the Class C Unit Cash Amount for such Class C Unit divided by the Value on the Valuation Date.  When used with reference to Class C Units, the term “Shares” refers to the same common shares of beneficial interest to which the term “Shares” refers when such term is used with reference to Class A Units.

(iv)          The Redemption Amount for any given Class C Unit shall have the meaning given to the term “Redemption Amount” with respect to Class A Units in the Partnership Agreement except that, with respect to Class C Units, the references therein to “Cash Amount” and to “Shares Amount” shall be to the “Class C Unit Cash Amount” and the “Class C Unit Shares Amount,” respectively.

(v)           In the event that the holder of a Class C Unit has not exercised its Redemption Right on or before the tenth (10th) day prior to the fifth (5th) anniversary of the date of issuance of such Class C Units, then the General Partner shall require such holder to exercise its Redemption Right on or before such fifth (5th) anniversary.

(vi)          Without limiting the rights of the General Partner in the foregoing subparagraphs of this Section 1(d), the General Partner shall have the right, exercisable in its sole discretion upon ten (10) days prior written notice, to require each holder of Class C Units to exercise its Redemption Right on or at any time after a Change in Control Event.  As used herein, the term “Change in Control Event” shall mean the announcement by the General Partner (whether in a Current Report on Form 8-K or press release) of the General Partner’s entry into an agreement that provides for a merger, reorganization or consolidation of the General Partner if the shareholders of the General Partner immediately before such merger, reorganization or consolidation do not or will not own directly or indirectly immediately following such merger, reorganization or consolidation more than fifty percent (50%) of the combined voting power of the outstanding voting securities of the General Partner resulting from or surviving such merger, reorganization or consolidation in substantially the same proportion as their ownership of the voting securities outstanding immediately before such merger, reorganization or consolidation.

(e)           Allocations.  Class C Units shall be allocated Net Income or Net Loss in the manner provided in Section 6.1 of the Partnership Agreement.

(f)            Voting Rights.  To the fullest extent permitted by law, holders of Class C Units shall not have voting rights on any matter, and the General Partner may amend the Partnership Agreement and this Amendment in its sole and absolute discretion, provided that no amendment shall be made to the Partnership Agreement or to this Amendment without the consent of each holder of Class C Units affected if, and solely to the extent that, such amendment would: (i) modify the limited liability of such holder to make such holder personally liable for the debts and obligations of the Partnership; (ii) reduce the Class C Annual Amount except as otherwise provided for in Section 1(c)(ii) of this Amendment; (iii) reduce the Stated Value of a Class C Unit or reduce the Class C Unit Cash Amount; or (iv) add adverse restrictions on the Redemption Right of the holder.

(g)           Restrictions.  Each holder of Class C Units shall be subject to all of the agreements and restrictions applicable to Limited Partners in the Partnership Agreement, including without limitation, transfer restrictions, as well as to any additional agreements and restrictions made applicable to such holder in connection with its acquisition of Class C Units.  No holder of Class C Units will have a preemptive right on additional issuance of Class C Units or any other Partnership Interests.

(h)           Securities Legend.  Each certificate, if any, representing Class C Units or Common Shares issued upon redemption of Class C Units may contain a restrictive legend noting the restrictions on transfer applicable to the Class C Units and transfer restrictions under federal and applicable state securities laws and that appropriate “stop-transfer” instructions may be given to the transfer agent for the General Partner and the Partnership.

2.     Confirmation.  Except as expressly set forth in this Amendment to the Partnership Agreement, the Partnership Agreement is hereby ratified and confirmed in each and every respect.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 3 to the Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P., as previously amended, as of the date first above written.

GENERAL PARTNER:

CUBESMART

By:	/s/ Jeffrey P. Foster
	Name:	Jeffrey P. Foster
	Its:	Senior Vice President,
Chief Legal Officer & Secretary

EXHIBIT 1

IRREVOCABLE PROXY COUPLED WITH AN INTEREST

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned, as a limited partner in CubeSmart, L.P., a Delaware limited partnership (the “Partnership”),  hereby irrevocably constitutes and appoints CubeSmart, a Maryland real estate investment trust (the “General Partner”), any liquidator of the Partnership, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to: execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (i) all certificates, documents and other instruments that the General Partner or liquidator deems appropriate or necessary to qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (ii) all instruments that the General Partner deems appropriate or necessary to reflect any amendment, change, modification or restatement of the Agreement of Limited Partnership of the Partnership in accordance with its terms; (iii) all conveyances and other instruments or documents that the General Partner or liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership, including, without limitation, a certificate of cancellation; and (iv) all instruments relating to the admission, withdrawal, removal or substitution of any partner pursuant to the provisions of the Agreement of Limited Partnership of the Partnership, as amended, supplemented or otherwise modified from time to time in accordance with its terms.  The foregoing proxy and power of attorney is irrevocable and a power coupled with an interest, in recognition of the fact that each of the partners of the Partnership will be relying upon the power of the General Partner to act as contemplated by the Agreement of Limited Partnership of the Partnership, as amended, supplemented or otherwise modified from time to time in accordance with its terms in any filing or other action by it on behalf of the Partnership, and the foregoing proxy and power of attorney shall survive the death, incapacity or incompetency of the undersigned to the effect and extent permitted by law and the transfer of all or any portion of the undersigned’s Partnership Units and shall extend to the undersigned’s heirs, distributees, successors, assigns and personal representatives.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Proxy on this          day of      ,       .

GENERAL PARTNER:

CUBESMART

By:
	Name:	Christopher P. Marr
	Its:	President and Chief Executive Officer

ADMITTED PARTNER:

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